RESORTS WORLD BHD.
(Incorporated in Malaysia under Company No: 58019-U)

Wisma Genting, 28 Jalan Sultan Ismail, 50250 Kuala Lumpur.
P. O. Box 12745, 50788 Kuala Lumpur, Malaysia.
Tel: 03-21613833, 20323833 Fax: 03-21615304
Telex: MA 30022 Cable: Gentotel-Kuala Lumpur

10 October 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

06017881

BY FAX/COURIER

Dear Sirs

SUPPL

RESORTS WORLD BHD.
EXEMPTION NO. 82-3229

We enclose a copy each of the following documents for filing pursuant to exemption no. 82-3229 granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934:

1. Announcement made by the Company pertaining to the Change in Boardroom.

2. Announcement made by the Company pertaining to the Change in Audit Committee.

RECEIVED
2006 OCT 24 P 2:32

Yours sincerely
RESORTS WORLD BHD.

TAN WOOI MENG
Group Company Secretary

PROCESSED
NOV 02 2006

Encls...
F:\USERS\SEC\ROZITA\LETTERS\SECDCF.USA.doc

dlw 10/31

Form Version 2.0

Change in Boardroom

Ownership transfer to **RESORTS WORLD** on **09/10/2006 06:21:41 PM**
Submitted by **RESORTS WORLD** on **09/10/2006 06:33:33 PM**
Reference No **RW-061009-8E67B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **RESORTS WORLD BHD**
*	Stock name	: **RESORTS**
*	Stock code	: **4715**
*	Contact person	: **MR TAN WOOI MENG**
*	Designation	: **GROUP COMPANY SECRETARY**

*	Date of change	: **08/10/2006**
*	Type of change	: **Redesignation**
*	Previous Position	: **Executive Director**
*	New Position	: **Non-Executive Director**
*	Directorate	: ○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
*	Name	: **Mr Quah Chek Tin**
*	Age	: **55**
*	Nationality	: **Malaysian**
*	Qualifications	: **1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics.** **2. Fellow of the Institute of Chartered Accountants in England and Wales.**
*	Working experience and occupation	: **He was an Executive Director of Genting Berhad ("GB") and is a Non-Independent Non-Executive Director of GB and Asiatic Development Berhad ("ADB"). In addition, he sits on the boards of other Malaysian companies. He was with the Genting Group since 1979**
*	Directorship of public companies (if any)	: **1. GB** **2. ADB**
*	Family relationship with any director and/or major shareholder of the listed issuer	: **None**
*	Details of any interest in the securities of the listed issuer or its subsidiaries	: **He holds a total of 1,000 ordinary shares in the Company**
*	Compliance with Paragraph 15.02 of the Listing Requirements	: ● **Yes** ○ **No**

Remarks :

Mr Quah Chek Tin has retired as the Chief Operating Officer and Executive Director with effect from 8 October 2006 upon reaching his retirement age. He remains on the Board as a Non-Independent Non-Executive Director of the Company.

Form Version 2.0

Change in Audit Committee

Ownership transfer to **RESORTS WORLD** on **09/10/2006 06:21:41 PM**
Submitted by **RESORTS WORLD** on **09/10/2006 06:32:33 PM**
Reference No **RW-061009-8E67A**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**RESORTS WORLD BHD**
* Stock name	:	**RESORTS**
* Stock code	:	**4715**
* Contact person	:	**MR TAN WOOI MENG**
* Designation	:	**GROUP COMPANY SECRETARY**

* Date of change	:	**08/10/2006**
* Type of change	:	**Redesignation**
* Previous Position	:	**Member of Audit Committee**
* New Position	:	**Member of Audit Committee**
* Directorate	:	○ **Executive** ○ **Independent & Non Executive** ● **Non Independent & Non Executive**
* Name	:	**Mr Quah Chek Tin**
* Age	:	**55**
* Nationality	:	**Malaysian**
* Qualifications	:	**1. Bachelor of Science (Honours) Degree in Economics from the London School of Economics.** **2. Fellow of the Institute of Chartered Accountants in England and Wales.**
* Working experience and occupation	:	**He was an Executive Director of Genting Berhad ("GB") and is a Non-Independent Non-Executive Director of GB and Asiatic Development Berhad ("ADB"). In addition, he sits on the boards of other Malaysian companies. He was with the Genting Group since 1979**
* Directorship of public companies (if any)	:	**1. GB** **2. ADB**
* Family relationship with any director and/or major shareholder of the listed issuer	:	**None**
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	**He holds a total of 1,000 ordinary shares in the Company**

* Composition of Audit Committee (Name and Directorate of members after change)	:	**(1) Tan Sri Datuk Clifford Francis Herbert (Chairman)** **Independent Non-Executive Director** **(2) Tan Sri Dato' Wan Sidek bin Hj Wan Abdul Rahman (Member)** **Independent Non-Executive Director** **(3) Tan Sri Dr Lin See Yan (Member)** **Independent Non-Executive Director** **(4) Tan Sri Lim Kok Thay (Member)** **Chairman & Chief Executive** **(5) Mr Quah Chek Tin (Member)** **Non-Independent Non-Executive Director**
* Compliance of the Audit Committee with Paragraph 15.10 (1) (c) of the Listing Requirements (after change)		● **Yes** ○ **No**

Remarks :

Mr Quah Chek Tin has retired as the Chief Operating Officer and Executive Director with effect from 8 October 2006 upon reaching his retirement age. He remains on the Board as a Non-Independent Non-Executive Director of the Company.